UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                         Firearms Training Systems, Inc.
                         -------------------------------
                                (Name of Issuer)


               Class A Common Stock, par value $0.000006 per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   318120-10-2
                                 --------------
                                 (CUSIP Number)


            Scott Perekslis                    Mark E. Thierfelder, Esq.
     Centre Partners Management LLC             O'Melveny & Myers LLP
    30 Rockefeller Plaza, Suite 5050              Times Square Tower
           New York, NY 10020                       7 Times Square
             (212) 332-5800                       New York, NY 10036
                                                    (212) 326-2000

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318120-10-2                    13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

               CENTRE CAPITAL INVESTORS II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
         (SEE INSTRUCTIONS)                                             (B) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
NUMBER OF                                 0
SHARES                         -------------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED BY                                  34,781,278
EACH REPORTING                 -------------------------------------------------
PERSON WITH                        9      SOLE DISPOSITIVE POWER
                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          34,781,278
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,781,278
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              45.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
--------------------------------------------------------------------------------

CUSIP No. 318120-10-2                    13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

               CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
         (SEE INSTRUCTIONS)                                             (B) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
NUMBER OF                                 0
SHARES                         -------------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED BY                                  3,888,163
EACH REPORTING                 -------------------------------------------------
PERSON WITH                        9      SOLE DISPOSITIVE POWER
                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          3,888,163
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,888,163
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
--------------------------------------------------------------------------------

CUSIP No. 318120-10-2                    13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

               CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
         (SEE INSTRUCTIONS)                                             (B) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               BERMUDA
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
NUMBER OF                                 0
SHARES                         -------------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED BY                                  6,892,143
EACH REPORTING                 -------------------------------------------------
PERSON WITH                        9      SOLE DISPOSITIVE POWER
                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          6,892,143
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,892,143
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
--------------------------------------------------------------------------------

CUSIP No. 318120-10-2                    13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

               CENTRE PARTNERS COINVESTMENT L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (SEE INSTRUCTIONS)                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
NUMBER OF                                 0
SHARES                         -------------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED BY                                  5,058,638
EACH REPORTING                 -------------------------------------------------
PERSON WITH                        9      SOLE DISPOSITIVE POWER
                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          5,058,638
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,058,638
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
--------------------------------------------------------------------------------

CUSIP No. 318120-10-2                    13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

               CENTRE PARTNERS II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (SEE INSTRUCTIONS)                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
NUMBER OF                                 0
SHARES                         -------------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED BY                                  45,561,584
EACH REPORTING                 -------------------------------------------------
PERSON WITH                        9      SOLE DISPOSITIVE POWER
                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          45,561,584
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,561,584
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              60.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
--------------------------------------------------------------------------------

CUSIP No. 318120-10-2                    13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

               CENTRE PARTNERS II, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (SEE INSTRUCTIONS)                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
NUMBER OF                                 0
SHARES                         -------------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED BY                                  51,261,219
EACH REPORTING                 -------------------------------------------------
PERSON WITH                        9      SOLE DISPOSITIVE POWER
                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          51,261,219
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              51,261,219
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
--------------------------------------------------------------------------------

CUSIP No. 318120-10-2                    13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

               CENTRE PARTNERS MANAGEMENT LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (SEE INSTRUCTIONS)                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
NUMBER OF                                 306,700
SHARES                         -------------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED BY                                  51,261,219
EACH REPORTING                 -------------------------------------------------
PERSON WITH                        9      SOLE DISPOSITIVE POWER
                                          306,700
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          51,261,219
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              51,567,919
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
--------------------------------------------------------------------------------

                  This Schedule 13D/A (Amendment No. 5) amends and supplements the Statement on Schedule 13D filed on May 2, 2002, as amended by the Schedule 13D/A (Amendment No. 1) filed on May 16, 2002, the Schedule 13D/A (Amendment No.
2) filed on May 20, 2004, the Schedule 13D/A (Amendment No. 3) filed on October 6, 2004, and the Schedule 13D/A (Amendment No. 4) filed on March 31, 2005, (as so amended, the "Statement"), filed by Centre Capital Investors II, L.P. ("Centre Capital"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), Centre Partners Coinvestment L.P. ("Centre Coinvestment"), Centre Partners II, L.P. ("Centre Partners LP"), Centre Partners II, LLC ("Centre Partners LLC") and Centre Partners Management LLC ("Centre Management") with respect to the Class A common stock, $0.000006 par value (the "Common Stock") of Firearms Training Systems, Inc., a Delaware corporation (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended by appending the following to the end of the
Item 4 disclosure:

         On August 23, 2006, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Meggitt-USA, Inc., a Delaware corporation ("Parent"), and Poole Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub") pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation. In the merger, the holders of shares of Common Stock, other than the holders of shares of Common Stock exercising appraisal rights, will receive cash in the amount of $1.08 per share for each outstanding share owned immediately prior to the effective time of the merger. Holders of shares of the Company's Series C Preferred Stock, par value $0.10 per share (the "Series C Preferred Stock"), will receive cash in the amount equal to the sum of the Liquidation Preference (as defined in the Company's Certificate of Designations of Series C Preferred Stock), plus the amount of all accrued and unpaid dividends on such shares to the extent not previously added to the Liquidation Preference, for each outstanding share owned immediately prior to the effective time of the merger. All holders of stock options that are outstanding at the time of the merger will receive cash payments equal to the sum of the differences between the per-share option exercise prices of their respective options and $1.08 for each share subject to an option.

      In connection with the Merger Agreement, Parent and Centre Capital, Centre Tax-Exempt, Centre Offshore, Centre Coinvestment, and Centre Partners LLC (collectively, the "Principal Stockholders") entered into a Principal Stockholders' Agreement, dated as of August 23, 2006, (the "Principal Stockholders' Agreement"). In addition, Meggitt PLC, a public limited company organized under the laws of England and Wales and the parent company of Parent ("Guarantor"), executed a guaranty, dated as of August 23, 2006, (the "Guaranty") in favor of the Company with respect to obligations of Parent under the Merger Agreement and in favor of the Principal Stockholders with respect to the obligations of Parent under the Principal Stockholders' Agreement. See Item 6 for a description of Principal Stockholders' Agreement and the Guaranty.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Item 6 is hereby amended by appending the following to the end of the
Item 6 disclosure:

         The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

         The Principal Stockholders entered into the Principal Stockholders' Agreement pursuant to which:

               - The Principal Stockholders agreed to consent to the adoption of the Merger Agreement by delivering to the Company a Principal Stockholder Consent (as defined in the Merger Agreement) relating to the shares of Common Stock identified on Schedule A of the Principal Stockholders Agreement (the "Subject Shares") immediately following the execution and delivery of the Principal Stockholders' Agreement and the Merger Agreement and in any event, within three hours after the execution and delivery of the Merger Agreement. The Subject Shares held by the Principal Stockholders constitute more than a majority of the outstanding shares of Common Stock, and are therefore sufficient to cause the requisite vote for the merger to be obtained.
               - Except as provided in the following bullet point, the Principal Stockholders agreed to vote or to deliver an executed written consent with respect to the Subject Shares against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger Agreement and the merger.
               - To the extent requested by the Board of Directors of the Company, the Principal Stockholders agreed to deliver an Accepted New Proposal Consent (as defined in the Principal Stockholders' Agreement) so as to adopt any amendment (that does not contain a Prohibited Change (as defined below)) of the Merger Agreement that has been approved and declared advisable by the Board of Directors of the Company, to the extent (i) such amendment embodies the terms of a New Proposal (as defined in the Merger Agreement) that is approved by the Board of Directors of the Company and (ii) stockholder approval for such amendment is required under the Delaware General Corporation Law (the "DGCL").
               - The Principal Stockholders agreed, without implying that the shares of Series C Preferred Stock of the Company have any voting rights with respect to the adoption of the Merger Agreement, the merger or the other transactions contemplated by the Merger Agreement, and solely to the extent required (if at all) by the DGCL, to adopt the Merger Agreement, and approve the Merger and the other transactions contemplated by the Merger Agreement, in such capacity as holders of Series C Preferred Stock of the Company.
               - The Principal Stockholders agreed not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement, or instrument with respect to or consent to the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any Subject Shares to any third party, except as specified in the Principal Stockholders' Agreement.

               - The Principal Stockholders agreed to certain non-solicitation provisions with respect to Acquisition Proposals, as set forth in Section 3(e) of the Principal Stockholders' Agreement.
               -    The Principal Stockholders waived any appraisal rights under
                    Section 262 of the DGCL in connection with the merger.
               -    Each Principal Stockholder made certain representations and warranties to Parent with respect to, among other things, its ownership of the Subject Shares free and clear of encumbrances (except as specified in the Principal Stockholders' Agreement) and its authority to enter into the Principal Stockholders' Agreement.
               - The Principal Stockholders' Agreement will terminate upon the earliest to occur of (i) the consummation of the merger, and (ii) the termination of the Merger Agreement (other than in connection with the adoption by the Board of Directors of the Company of an amendment to the Merger Agreement that embodies the terms of a New Proposal that is approved by the Board of Directors of the Company) in accordance with its terms.
               - The Principal Stockholders' Agreement provides that any amendment or modification to the Merger Agreement that would
                    (i) change the form or decrease the amount of the Per Common Share Consideration (as defined in the Merger Agreement) or the Per Series C Preferred Share Consideration (as defined in the Merger Agreement), (ii) amend or modify the following provisions of the Merger Agreement: Article IV (other than
                    Section 4.4), Section 5.2(g), Section 6.2, Section 6.9,
                    Section 7.3(c) Section 8.5, the Termination Date (as defined in the Merger Agreement) or (iii) disproportionately and adversely affect such stockholder must be consented to in writing by each Principal Stockholder (any of the foregoing amendments or modifications, other than those receiving the prior written consent of each Stockholder, a "Prohibited Change").

         Guarantor has executed the Guaranty pursuant to which it has irrevocably and unconditionally guaranteed, as primary obligor and not merely as surety, the due and punctual performance and payment in full of all the obligations of Parent under the Merger Agreement (in favor of the Company) and the Principal Stockholders' Agreement (in favor of the Principal Stockholders).

         References to, and descriptions of, each of the Principal Stockholders' Agreement and the Guaranty are qualified in their entirety by reference to the copy thereof included as an exhibit to this Schedule 13D and incorporated by reference herein.


Item 7.  Material to be Filed as Exhibits.

        Item 7 is hereby amended by appending the following to the end of the disclosure in Item 7:

        Exhibit 23 - Principal Stockholders' Agreement, dated as of August 23, 2006, among Parent, the Company (solely for the purposes of Section 4 thereof) and the Principal Stockholders

        Exhibit 24 - Guaranty, dated as of August 23, 2006, among Guarantor, the Company and the Principal Stockholders

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  August 25, 2006

                               CENTRE CAPITAL INVESTORS II, L.P.

                                  By:   Centre Partners II, L.P.,
                                        its general partner

                                        By:   Centre Partners Management LLC,
                                              Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name:  Scott Perekslis
                                                  Title: Managing Director


                               CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

                                  By:   Centre Partners II, L.P.,
                                        its general partner

                                        By:   Centre Partners Management LLC,
                                              Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name:  Scott Perekslis
                                                  Title: Managing Director


                               CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                                  By:   Centre Partners II, L.P.,
                                        its general partner

                                        By:   Centre Partners Management LLC,
                                              Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name:  Scott Perekslis
                                                  Title: Managing Director

                               CENTRE PARTNERS COINVESTMENT L.P.

                                  By:    Centre Partners II, LLC
                                         its general partner

                                         By:   Centre Partners Management LLC,
                                               Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name:  Scott Perekslis
                                                  Title: Managing Director


                               CENTRE PARTNERS II, L.P.

                                  By:    Centre Partners Management LLC,
                                         Attorney-in-fact


                                         By: /s/ SCOTT PEREKSLIS
                                             -----------------------------------
                                             Name:  Scott Perekslis
                                             Title: Managing Director


                               CENTRE PARTNERS II, LLC

                                  By:    Centre Partners Management LLC,
                                         Attorney-in-fact


                                         By: /s/ SCOTT PEREKSLIS
                                             -----------------------------------
                                             Name:  Scott Perekslis
                                             Title: Managing Director


                               CENTRE PARTNERS MANAGEMENT LLC


                                  By: /s/ SCOTT PEREKSLIS
                                      ------------------------------------------
                                      Name: Scott Perekslis
                                      Title: Managing Director

                                  Exhibit Index
                                  -------------

Principal Stockholders' Agreement, dated as of
August 23, 2006, among Parent, the Company (solely
for the purposes of Section 4 thereof) and the
Principal Stockholders                                      ......... Exhibit 23
Guaranty, dated as of August 23, 2006, among
Guarantor, the Company and the Principal Stockholders       ......... Exhibit 24

                                                                      EXHIBIT 23

                                                                  EXECUTION COPY

                        PRINCIPAL STOCKHOLDERS' AGREEMENT
                        ---------------------------------

         PRINCIPAL STOCKHOLDERS' AGREEMENT, dated as of August 23, 2006 (this "Agreement"), among MEGGITT-USA, INC., a Delaware corporation ("Parent"), and the stockholders of FIREARMS TRAINING SYSTEMS, INC., a Delaware corporation (the "Company") listed on the signature pages hereto (each, a "Stockholder" and, collectively, the "Stockholders").

         WHEREAS, Parent, Poole Acquisition Corp., a Delaware corporation ("Merger Sub"), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Sub with and into the Company;

         WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner (as such term is defined in Rule 13d-3 of the Exchange Act) of that number of shares of Common Stock, par value $0.000006 per share, of the Company (the "Common Stock") as is set forth on Schedule A to this Agreement across from its name (the "Subject Shares"); and

         WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent has requested that the Stockholders enter into this Agreement pursuant to which the Stockholders shall, among other things, execute a written consent in respect of all of the Subject Shares in favor of the proposal to adopt the Merger Agreement and the Merger, such consent to be pursuant and subject to the terms and conditions in this Agreement.

         NOW, THEREFORE, the parties hereto agree as follows:

         Section 1. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants (severally and not jointly) to Parent as of the date hereof as follows:

         (a) Authority; Enforceability. Each Stockholder has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each Stockholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder.

         (b) Execution; Delivery. Each Stockholder has duly executed and delivered this Agreement, and this Agreement constitutes the valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. No consent of, or registration or filing with, any Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) such reports, schedules or statements under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and
(ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on such Stockholder's ability to perform its obligations hereunder.

         (c) The Subject Shares. Such Stockholder is the record and beneficial owner of the Subject Shares listed on Schedule A across from its name, free and clear of (i) any material Encumbrances (other than (A) pledges for margin loans existing as of the date hereof (and which margin loans are not for an aggregate principal amount in excess of 35% of the value as of the date hereof of the shares of Common Stock that are pledged with respect to such margin loans), (B) the Merger Agreement and (C) any Encumbrance created pursuant to that certain Co-Investment Agreement dated September 25, 1996 and filed as Exhibit 22 to the
Schedule 13D filing of the Stockholders in respect of the Company) and (ii) any Encumbrances or arrangements whatsoever with respect to the ownership, transfer or voting of the Subject Shares that would, individually or in the aggregate, reasonably be expected to materially impair the ability of the Stockholder to perform its obligations under this Agreement or prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement. None of the Subject Shares owned by it is subject to any voting trust or other voting agreement with respect to the Subject Shares, except as contemplated by this Agreement. Except for its Subject Shares and any options to purchase shares of Common Stock that have been granted to those directors of the Company that were nominated by one or more Stockholders ("Director Options"), such Stockholder does not own beneficially or of record any securities of the Company on the date hereof, and does not, directly or indirectly, own or have any option, warrant or other right to acquire any securities of the Company that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of the Company that are or may by their terms become entitled to vote.

         (d) No Conflicts. Subject to compliance by the Company with the HSR Act and appropriate filings under the US federal securities laws (which the Stockholder agrees to make as and to the extent required by the US federal securities laws), to the extent applicable, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, result in a violation or breach of, or constitute a default (or an event that, with notice or lapse of time or both, would result in a default) or give rise to any right of termination or acceleration under, (i) any organizational or constituent document related to such Stockholder, (ii) any loan or credit agreement, bond, note, mortgage, indenture, lease or any other contract, agreement or instrument to which the Stockholder is a party or by which the Stockholder or any of his or its Subject Shares is bound or (iii) any Law or Order applicable to the Stockholder, except in the case of clauses (ii) and (iii) for conflicts, violations, breaches, defaults or rights of termination or acceleration that could not reasonably be expected to prevent or materially impair, impede or delay the timely performance by the Stockholder of its obligations under this Agreement.

         (e) Reliance. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution, delivery and performance under this Agreement.

         Section 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows:

         (a) Authority; Enforceability. Parent has all requisite corporate power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent.

         (b) Execution; Delivery. Parent has duly executed and delivered this Agreement, and this Agreement constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception. No consent of, or registration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) reports, schedules or statements by Parent under the Exchange Act as may be required in connection with this Agreement, or as contemplated by the Merger Agreement and the transactions contemplated thereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on Parent's ability to perform its obligations hereunder.

         (c) Available Funds. Parent affirms and makes herein the representation and warranty in Section 5.2(g) of the Merger Agreement (including the representation and warranty on Section 5.2(g) of the Parent Disclosure Letter), which representation and warranty is incorporated herein by reference.

         (d) No Conflicts. Neither the execution and delivery of this Agreement nor the performance by Parent of its obligations hereunder will result in a violation or breach of, or constitute a default (or an event that, with notice or lapse of time or both, would result in a default) or give rise to any right of termination or acceleration under, (i) Parent's certificate of incorporation or similar constituent documents, (ii) any loan or credit agreement, bond, note, mortgage, indenture, lease or any other contract, agreement or instrument to which Parent is a party or by which Parent is bound, (iii) any Law or Order applicable to Parent, or (iv) subject to the filing of any reports under the Exchange Act as may be required in connection with this Agreement or the Merger Agreement and the transactions contemplated hereby or thereby, except in the case of clauses (ii) and (iii) for violations, breaches, defaults or rights of termination or acceleration that could not reasonably be expected to prevent or materially impair, impede or delay the timely performance by Parent of its obligations under this Agreement.

         Section 3. Covenants. Each Stockholder covenants and agrees as follows:

         (a) (i) Immediately following the execution and delivery of this Agreement and the Merger Agreement, and in any event three hours of the execution and delivery by Parent, Merger Sub and the Company of the Merger Agreement, each Stockholder shall consent to the adoption of the Merger Agreement by delivering to the Company a Principal Stockholder Consent with respect to the Subject Shares in the form of Exhibit A hereto.

         (ii) Subject to the restrictions provided in Section 4 hereof with respect to Prohibited Changes (as defined below), to the extent requested by the Board of Directors of the Company, each Stockholder agrees to execute a written consent with respect to, or vote, its Subject Shares for the adoption of any amendment (that does not contain or provide for a Prohibited Change) of the Merger Agreement that has been approved and declared advisable by the Board of Directors of the Company to the extent such amendment embodies the terms of a New Proposal that is approved by the Board of Directors of the Company (any such New Proposal, an "Accepted New Proposal"), and to the extent that stockholder approval for such amendment is required under the DGCL (any such written consent, an "Accepted New Proposal Consent")(any such amendment, an "Accepted New Proposal Amendment"), promptly after the execution and delivery of such Accepted New Proposal Amendment by the Parent, Merger Sub and the Company.

         (iii) Subject to the restrictions provided in Section 4 hereof with respect to Prohibited Changes, each Stockholder agrees to promptly execute and deliver such additional documents as Parent may reasonably request solely to the extent such additional documents (a) if not executed and delivered, would cause a Principal Stockholder Consent contemplated by Section 3(a)(i), or an Accepted New Proposal Consent contemplated by Section 3(a)(ii), to be invalid under the DGCL and/or (b) would be necessary to effectuate the stockholder approval provided pursuant to Section 3(a)(i) or 3(a)(ii).

         (iv) The Stockholders are the holders of record of a majority of the outstanding Series C Preferred Shares and, without implying that the Series C Preferred Shares have any voting rights with respect to the adoption of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, and solely to the extent required (if at all) by the DGCL, hereby adopt the Merger Agreement, and approve the Merger and the other transactions contemplated by the Merger Agreement, in such capacity as holders of Series C Preferred Shares.

         (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, each Stockholder shall (solely in its capacity as a Stockholder of the Company) vote (or cause to be voted) or deliver an executed written consent, in each case as applicable and with respect to the Subject Shares (to the extent the Subject Shares may vote on the matter in question) against any Acquisition Proposal (other than the Merger Agreement and the Merger). No Stockholder shall commit or agree to take any action inconsistent with the foregoing.

         (c) Other than pursuant to this Agreement or as contemplated by the Merger Agreement or as pledged as collateral pursuant to margin loans in existence on the date hereof, each Stockholder shall not: (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement or instrument with respect to or consent to the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (collectively, "Transfer") any Subject Shares to any third party (provided that the Stockholder shall be permitted to distribute all or any portion of the Subject Shares (A) to its general partners or limited partners if and only if such general partners or limited partners agree in writing in form and substance reasonably acceptable to Parent to be bound by this Agreement with respect to such Subject Shares, (B) as required by a Law or an Order or (C) upon the foreclosure, if any, of the margin loans existing as of the date hereof and pursuant to which the Subject Shares are pledged as collateral); (ii) deposit any Subject Shares into a voting trust; (iii) grant any proxies or powers of attorney or enter into a voting agreement with respect to any of the Subject Shares; or (iv) enter into any other agreement or instrument with respect to the voting of any of the Subject Shares.

         (d) Notwithstanding anything to the contrary in this Agreement, (1) each Stockholder is entering into this Agreement, and agreeing to become bound hereby, solely in its capacity as a stockholder of the Company and not in any other capacity (including without limitation any capacity as a director of the Company) and (2) nothing in this Agreement shall obligate such Stockholder to take, or forbear from taking, any action as a director (including without limitation through the individuals that it has elected to the Board of Directors of the Company) or any other action, other than in the capacity as a Stockholder of the Company with respect to the voting of the Subject Shares as specified in
Section 3(a) and 3(b).

         (e) Each Stockholder shall, and shall use its reasonable best efforts to cause each employee, agent and representative (including any investment banker, financial advisor, attorney, accountant or other representative retained by or acting on behalf of the Stockholder) (each, a "Stockholder Representative") of the Stockholder to, immediately cease any discussions or negotiations with any other parties conducted heretofore (other than Parent and Merger Sub) with respect to any Acquisition Proposal. Each Stockholder shall not, and shall use its reasonable best efforts to not permit its Stockholder Representatives to, directly or indirectly through another Person, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information), any inquiries or the making of any proposal that constitutes an Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, any Acquisition Proposal. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent each Stockholder from (A) complying with its disclosure obligations under applicable U.S. federal securities Laws or (B) in the event the Company furnishes information or enters into discussions or negotiations with a Person, as and to the extent permitted pursuant to Section 6.2 of the Merger Agreement, such Stockholder shall be permitted to furnish information and engage in discussions and negotiations with such Person as and to the same extent the Company is permitted to take such actions.

         (f) Each Stockholder hereby waives, and agrees not to seek, assert or perfect any appraisal rights under Section 262 of the DGCL in connection with the Merger as it relates to the Common Shares and/or Series C Preferred Shares owned by such Stockholder.

         Section 4. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement (for the avoidance of doubt it is acknowledged that the entering into by the Company of an amendment to the Merger Agreement embodying the terms of an Accepted New Proposal or an agreement implementing an Accepted New Proposal shall not constitute a "termination of the Merger Agreement" for purposes hereof; provided, however, that the foregoing clarification shall not in any way limit or prevent the termination of this Agreement in the event that the Merger Agreement is terminated pursuant to and in accordance with Sections 8.1, 8.2, 8.3 or 8.4 of the Merger Agreement). Each of Parent and the Company agrees that none of the following amendments, modifications or waivers may be made to or in respect of the Merger Agreement without the prior written consent of each Stockholder (which consent may be withheld in such Stockholder's sole and absolute discretion): an amendment, modification or waiver (w) which would change the form or decrease the amount of the Per Common Share Consideration or the Per Series C Preferred Share Consideration, (x) of Article IV (other than
Section 4.4), Section 5.2(g), Section 6.2, Section 6.9, Section 7.3(c) or
Section 8.5, (y) which would disproportionately and adversely affect such Stockholder and/or (z) of the Termination Date (any of the foregoing amendments, waivers or modifications, other than any of the foregoing that receives the prior written consent of each Stockholder, a "Prohibited Change"). Parent and the Company agree that irreparable damage would occur to each Stockholder in the event any of the provisions of this Section 4 were not performed in accordance with the terms hereof and that each Stockholder is entitled to specific performance of the terms of this Section 4 in addition to any other remedies at law or in equity.

         Section 5. Irrevocable Proxy.
                    -----------------

         (a) Grant of Proxy. Each Stockholder hereby appoints Parent as such Stockholder's proxy and attorney-in-fact during the term of this Agreement, with full power of substitution and re-substitution, to vote or act by written consent with respect to the Subject Shares, if and only to the extent that such Stockholder shall fail to vote or act by written consent with respect to its Subject Shares as provided in and in accordance with Section 3(a) and 3(b) hereof: (i) in accordance with Section 3(a) and 3(b) hereof and (ii) subject to the restrictions provided in Section 4 hereof with respect to Prohibited Changes, to sign its name (as a stockholder) to any written consent, proxy or ballot that the DGCL may require in order to give effect to Section 3(a) and 3(b) hereof. This proxy is given to secure the performance of the duties of such Stockholder under this Agreement and its existence will not be deemed to relieve Stockholder of its obligations under Section 3(a) or 3(b) hereof. Each Stockholder affirms that this proxy is coupled with an interest and is irrevocable until termination of this Agreement pursuant to Section 4, whereupon such proxy and power of attorney shall automatically terminate. Each Stockholder will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy. The proxy granted herein is intended to comply with the requirements of Section 212 of the DGCL applicable to irrevocable proxies.

         (b) Other Proxies Revoked. Each Stockholder represents that any proxy heretofore given in respect of the Subject Shares is not irrevocable, and hereby revokes any and all such proxies.

         Section 6. General Provisions.
                    ------------------

         (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

         (b) Adjustments. In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock or other securities of the Company on, of or affecting the Subject Shares or the like or any other action that would have the effect of changing the Stockholder's ownership of the Subject Shares or (ii) the Stockholder becomes the record or beneficial owner of any additional shares of Common Stock (excluding Director Options), then the terms of this Agreement will apply to all of the shares Common Stock held by the Stockholder immediately following the effectiveness of the events described in clause (i) or the Stockholder becoming the record or beneficial owner thereof, as described in clause (ii), as Subject Shares hereunder. Each Stockholder hereby agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new shares of Common Stock acquired by the Stockholder, if any, after the date hereof.

         (c) Disclosure. Each Stockholder hereby permits Parent and the Company to disclose in all documents and schedules filed by Parent or the Company with the SEC this Agreement and the information contained in this Agreement, to the extent this Agreement and such information are required by the rules and regulations of the SEC to be disclosed therein; provided, however, that such disclosure shall be subject to the fullest extent practicable to the prior review and comment by the Stockholder and its Stockholder Representatives. Except as provided above or in Section 6.6 of the Merger Agreement, no party shall issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement, the Merger or any other transactions contemplated by this Agreement, the Merger Agreement or the Merger without the prior written consent of the other parties, except as may be required by applicable Law or applicable stock exchange or inter-dealer quotation system rules.

         (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company and Parent in accordance with Section 9.6 of the Merger Agreement and to a Stockholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

         (e) Interpretation. The Section headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Unless otherwise indicated, whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

         (f) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

         (g) Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

         (h) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement and the Guaranty constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

         (i) No Additional Representations. Guarantor, Parent and Merger Sub have been afforded the opportunity to conduct a thorough review and analysis of the business, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company and its Subsidiaries and acknowledge that Guarantor, Parent and Merger Sub have been provided adequate access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. Except for the representations and warranties contained in this Agreement contemplated hereby, Guarantor, Parent and Merger Sub acknowledge that no Stockholder nor any of its Affiliates (other than the Company in the Merger Agreement) nor any other Person makes any express or implied representation or warranty with respect to itself or its Affiliates (including the Company and its Subsidiaries) prior to or after the date hereof, their respective businesses or otherwise or with respect to any information provided to Guarantor, Parent or Merger Sub, whether on behalf of the Company or such other Persons. The provisions of Section 5.2(h) of the Merger Agreement are incorporated herein by reference as if set forth herein.

         (j) Governing Law. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED

AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

         (k) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(k).

         (l) Merger Agreement. Each party acknowledges that the other parties have been induced to enter into this Agreement (and, in the case of Parent, the Merger Agreement) based on the terms and conditions of the Merger Agreement (and, in the case of Parent, this Agreement).

         (m) Assignment. No rights or obligations under this Agreement may be assigned or delegated by operation of Law or otherwise. Any purported assignment or delegation in violation of this Agreement is void.

         (n) Consent to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive and agree not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Action shall be heard and determined in such a Delaware or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in
Section 9.6 of the Merger Agreement or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Parent hereby agrees that in no event shall any Stockholder or its respective partners, stockholders, directors or officers be liable to Parent for any claims or damages with respect to the subject matter of the Merger Agreement, except as expressly provided herein, and Parent agrees not to assert any such claims or damages against any Stockholder or its respective partners, stockholders, directors or officers.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, each party has duly executed this Principal Stockholders' Agreement, all as of the date first written above.


                                       MEGGITT-USA, INC.


                                       By: /s/ ERIC G. LARDIERE
                                           -------------------------------------
                                           Name:  Eric G. Lardiere
                                           Title: Vice President, Secretary and
                                                  General Counsel



                                       FIREARMS TRAINING SYSTEMS, INC.
                                       (Solely for purposes of Section 4)


                                       By: /s/ RONAVAN MOHLING
                                           -------------------------------------
                                           Name:  Ronavan Mohling
                                           Title: Chairman & CEO



                                       STOCKHOLDERS:

                                       CENTRE CAPITAL INVESTORS II, L.P.


                                       CENTRE CAPITAL TAX EXEMPT
                                       INVESTORS II, L.P.


                                       CENTRE CAPITAL OFFSHORE
                                       INVESTORS II, L.P.


                                       By: Centre Partners II, L.P., as
                                           General Partner


                                       By: Centre Partners Management LLC,
                                           as Attorney-in-Fact


                                       By: /s/ SCOTT PEREKSLIS
                                           -------------------------------------
                                           Name:  Scott Perekslis
                                           Title: Managing Director


               [PRINCIPAL STOCKHOLDERS' AGREEMENT SIGNATURE PAGE]

                                      CENTRE PARTNERS COINVESTMENT, L.P.


                                      By: Centre Partners II LLC, as
                                          General Partner


                                      By: /s/ SCOTT PEREKSLIS
                                          --------------------------------------
                                          Name:  Scott Perekslis
                                          Title: Managing Director
                                                 Centre Partners Management LLC,
                                                 as Attorney-in-Fact



                                      CENTRE PARTNERS II, LLC

                                      By: /s/ SCOTT PEREKSLIS
                                          --------------------------------------
                                          Name:  Scott Perekslis
                                          Title: Managing Director
                                                 Centre Partners Management LLC,
                                                 as Attorney-in-Fact



               [PRINCIPAL STOCKHOLDERS' AGREEMENT SIGNATURE PAGE]

                                   SCHEDULE A
                                   ----------

Stockholder                                                     Subject Shares
-----------                                                     --------------

                                                                 Common Shares
                                                                 -------------
Centre Capital Investors II, L.P.                                   34,781,278
Centre Capital Tax Exempt Investors II, L.P.                         3,888,163
Centre Capital Offshore Investors II, L.P.                           6,892,143
Centre Partners Coinvestment, L.P.                                   5,058,638
Centre Partners II, LLC                                                  4,582


Notice for all Stockholders
---------------------------

[Name of Stockholder to whom notice is being sent]
c/o Centre Partners Management LLC
30 Rockefeller Plaza, Suite 5050
New York, NY 10020
Attn:  Scott Perekslis
Fax:   212-332-5801


with a copy to (which shall not constitute notice):
--------------------------------------------------

O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Attention:  Mark E. Thierfelder, Esq.
Fax:  212-326-2061

                                                                      EXHIBIT 24

                                                                  EXECUTION COPY


                                    GUARANTY
                                    --------

                  THIS GUARANTY is entered into as of August 23, 2006 (this "Guaranty"), by MEGGITT PLC, a public limited company organized under the laws of England and Wales ("Guarantor"), in favor of and for the benefit of FIREARMS TRAINING SYSTEMS, INC., a Delaware corporation (the "Company"), and in favor of and for the benefit of the stockholders of the Company listed on the signature pages hereto (the "Principal Stockholders"; the Company and each Principal Stockholder, a "Guaranteed Party", and collectively, the "Guaranteed Parties").

                  WHEREAS Meggitt-USA, Inc., a Delaware corporation and a wholly owned subsidiary of Guarantor ("Parent") and Poole Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Parent ("Merger Sub" and, together with Parent, the Guarantor Subsidiaries") are wholly owned subsidiaries of the Guarantor;

                  WHEREAS Parent, Merger Sub and the Company are party to that certain Agreement and Plan of Merger dated as of the date hereof (as such agreement may hereafter be amended, supplemented or modified from time to time, the "Merger Agreement"; capitalized terms defined therein and not otherwise defined herein being used herein as therein defined);

                  WHEREAS Parent and the Principal Stockholders are party to that certain Principal Stockholders Agreement dated as of the date hereof (as such agreement may hereafter be amended, supplemented or modified from time to time, the "Principal Stockholders Agreement" and, together with the Merger Agreement, the "Transaction Agreements");

                  WHEREAS it is desired that Guarantor fully and unconditionally guarantee the Guaranteed Obligations (as defined below) as provided herein for the benefit of the Guaranteed Parties; and

                  WHEREAS as a condition and inducement to the willingness of the Company to enter into the Merger Agreement and the Principal Stockholders to enter into the Principal Stockholders Agreement, each of the Company and each Principal Stockholder has required Guarantor to enter into this Guaranty.

                  NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                  1. Guaranty. (a) In order to induce the Company to enter into the Merger Agreement and the Principal Stockholders to enter into the Principal Stockholders Agreement, Guarantor irrevocably and unconditionally guaranties, as primary obligor and not merely as surety, the due and punctual performance and payment in full of all Guaranteed Obligations (as hereinafter defined) when the same shall become due, whether under the Transaction Agreements, by operation of Law or otherwise. The Guaranty is a guaranty of performance and payment when due and not merely of collection. The obligations of Guarantor hereunder are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor regardless of whether any action is brought against either or both of the Guarantor Subsidiaries or whether either or both of the Guarantor Subsidiaries is joined in any such action or actions. The Guaranty shall be unconditional regardless of any lack of enforceability arising from or relating to actions, omissions or characteristics of Parent, Merger Sub or their respective Affiliates of either or both of the Transaction Agreements or any bankruptcy, insolvency or similar proceeding with respect to either or both of the Guarantor Subsidiaries. Guarantor acknowledges that the Guaranteed Obligations are being incurred for and will inure to the benefit of each Guaranteed Party.

                  (b) For the avoidance of doubt, it is the intention of the parties to this Guaranty that this Guaranty grant to the Guaranteed Parties full access and full recourse against Guarantor as if Guarantor was a party to the Merger Agreement and the Principal Stockholder Agreement.

                  (c) The term "Guaranteed Obligations" is hereby defined, and is used herein, in its most comprehensive sense, and includes any and all obligations of the Guarantor Subsidiaries however arising under, pursuant to or in connection with (i) the Merger Agreement with respect to the Company and (ii) the Principal Stockholders' Agreement with respect to the Principal Stockholders, in each case, including all liabilities, indemnities, interest, fees, costs and expenses (including legal fees and expenses of counsel) of whatsoever nature, now or hereafter made, incurred or created, whether absolute or contingent, liquidated or unliquidated, whether due or not due and, without limiting in any way the generality of the foregoing, further including, with respect to the Merger Agreement, Sections 4.1, 4.2, 4.3, 5.2(g), 6.8 and 6.9 of the Merger Agreement and, with respect to the Principal Stockholders Agreement, Sections 2(c), 3(II) and 4 of the Principal Stockholders' Agreement.

                  (d) Any interest on any portion of the Guaranteed Obligations that accrues after the commencement of any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of either or both of the Guarantor Subsidiaries (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of said proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if said proceeding had not been commenced) shall be included in the Guaranteed Obligations because it is the intention of Guarantor and Guaranteed Parties that the Guaranteed Obligations should be determined without regard to any rule of law or order that may relieve either or both of the Guarantor Subsidiaries of any portion of such Guaranteed Obligations.

                  (e) In the event that all or any portion of the Guaranteed Obligations is performed (by payment or otherwise) by Parent and/or Merger Sub, the obligations of Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such performance (by payment or otherwise) is rescinded or recovered directly or indirectly from Guaranteed Parties as a preference, fraudulent transfer or otherwise, and any such payments that are so rescinded or recovered shall constitute Guaranteed Obligations.

                  (f) Upon the failure of either or both of the Guarantor Subsidiaries to perform or pay any of the Guaranteed Obligations when and as the same shall become due, Guarantor will upon demand by any Guaranteed Party perform or cause to be performed such Guaranteed Obligations as are to be performed, and pay in cash or cause to be paid in cash such Guaranteed Obligations as are to be paid, in each case as the Transaction Agreements shall provide.

                  2. Guaranty Absolute; Continuing Guaranty. The obligations of Guarantor hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than indefeasible payment in full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, Guarantor agrees that: (a) Guaranteed Parties may enforce this Guaranty upon the occurrence of any failure of either or both of the Guarantor Subsidiaries to perform under the Transaction Agreements (unless and solely to the extent there exists a bona fide dispute with respect to a Guaranteed Obligation that would, if resolved by a final non-appealable judgment of a court of competent jurisdiction in favor of a Guarantor Subsidiary, entitle such Guarantor Subsidiary to withhold performance of such Guaranteed Obligation; provided that if such dispute is not ultimately so resolved then this parenthetical shall cease to apply); (b) the obligations of Guarantor hereunder are independent of the obligations of the Guarantor Subsidiaries under the Transaction Agreements and the obligations of any other guarantor of obligations of the Guarantor Subsidiaries and a separate action or actions may be brought and prosecuted against Guarantor whether or not any action is brought against either Guarantor Subsidiary or any of such other guarantors and whether or not either or both of the Guarantor Subsidiaries is joined in any such action or actions; and (c) Guarantor's payment of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge Guarantor's liability for any portion of the Guaranteed Obligations that has not been indefeasibly paid. This Guaranty is a continuing guaranty and shall be binding upon Guarantor and its successors and assigns, and Guarantor irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.

                  3. Actions by Guaranteed Parties. Any Guaranteed Party may from time to time, without notice or demand and without affecting the validity or enforceability of this Guaranty or giving rise to any limitation, impairment or discharge of Guarantor's liability hereunder, (a) renew, extend, accelerate or otherwise change the time, place, manner or terms of performance (by payment or otherwise) of the Guaranteed Obligations, (b) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the performance (by payment or otherwise) of the same to the performance (by payment or otherwise) of any other obligations, (c) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment of this Guaranty or the Guaranteed Obligations,
(d) release, exchange, compromise,
subordinate or modify, with or without consideration, or exercise any right or remedy with respect to, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person with respect to the Guaranteed Obligations, and (e) exercise any other rights available to Guaranteed Parties under the Transaction Agreements, at Law or in equity.

                  4. No Discharge. This Guaranty and the obligations of Guarantor hereunder shall be valid and enforceable and shall not be subject to any limitation, impairment or discharge for any reason (other than performance of such Guaranteed Obligations as are to be performed and by indefeasible payment in full of such Guaranteed Obligations as are to be paid), including the occurrence of any of the following, whether or not Guarantor shall have had notice or knowledge of any of them: (a) (i) any failure to assert or enforce any claim or demand or any right, power or remedy with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations, or (ii) the stay or enjoining, by order of court (except solely to the extent such Guaranteed Obligation that is so stayed or enjoined is a condition precedent to Parent's obligations to consummate the Merger), by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations, (b) any waiver or modification of, or any consent to departure from, any of the terms or provisions of the Transaction Agreements or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, (c) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect to the extent arising from or relating to actions, omissions or characteristics of Parent, Merger Sub or their respective Affiliates, (d) the application of performance or payments received from any source to the performance or payment of liabilities other than the Guaranteed Obligations, even though any Guaranteed Party might have elected to apply such performance or payment to any part or all of the Guaranteed Obligations, (e) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Guaranteed Obligations and
(f) any defenses (except solely to the extent there exists a a bona fide dispute with respect to a Guaranteed Obligation that would, if resolved by a final non-appealable judgment of a court of competent jurisdiction in favor of a Guarantor Subsidiary, entitle such Guarantor Subsidiary to withhold performance of such Guaranteed Obligation; provided that if such dispute is not ultimately so resolved then this parenthetical shall cease to apply), set-offs or counterclaims that either or both of the Guarantor Subsidiaries may assert against any Guaranteed Party in respect of the Guaranteed Obligations, including but not limited to failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury.

                  5. Waivers. Guarantor waives, for the benefit of Guaranteed Parties: (a) any right to require Guaranteed Parties, as a condition of payment or performance by Guarantor, to (i) proceed against either or both of the Guarantor Subsidiaries, any other guarantor of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from either or both of the Guarantor Subsidiaries, any other guarantor of the Guaranteed Obligations or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of any Guaranteed Party in favor of either or both of the Guarantor Subsidiaries or any other Person, or (iv) pursue any other remedy in the power of any Guaranteed Party; (b) (i) any defense arising by reason of the incapacity, lack of authority or any disability of either or both of the Guarantor Subsidiaries or (ii) any other defense (but excluding an "other defense" in respect of and to the extent there exists a bona fide dispute with respect to a Guaranteed Obligation that would, if resolved by a final non-appealable judgment of a court of competent jurisdiction in favor of a Guarantor Subsidiary, entitle such Guarantor Subsidiary to withhold performance of such Guaranteed Obligation; provided that if such dispute is not ultimately so resolved then this parenthetical shall cease to apply) of either or both of the Guarantor Subsidiaries, including any defense based on or arising out of the lack of validity or the unenforceability arising from or related to actions, omissions or characteristics of Parent, Merger Sub or their respective Affiliates of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of either or both of the Guarantor Subsidiaries from any cause other than indefeasible payment in full in cash of the Guaranteed Obligations to be paid and the performance of all the other Guaranteed Obligations or to the extent of a final nonappealable judgment of a court of competent jurisdiction of the cessation of such liability due to a bona fide defense of such Guarantor Subsidiary in respect of a Guaranteed Obligation; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Guaranteed Party's errors or omissions in the administration of the Guaranteed Obligations, except behavior that amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, that are or might be in conflict with the terms of this Guaranty and any legal or equitable discharge of Guarantor's obligations hereunder, (ii) the benefit of any statute of limitations affecting Guarantor's liability hereunder or the enforcement hereof,
(iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Guaranteed Party protect, secure, perfect or insure any Encumbrance or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance of this Guaranty, notices of default under the Transaction Agreements, or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to either or both of the Guarantor Subsidiaries and notices of any of the matters referred to in Sections 3 and 4 and any right to consent to any thereof; and (g) to the fullest extent permitted by Law, any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of this Guaranty.

                  6. Guarantor's Rights of Subrogation, Contribution, Etc.; Subordination of Other Obligations. Until the Guaranteed Obligations shall have been paid in full, Guarantor shall withhold exercise of (a) any claim, right or remedy, direct or indirect, that Guarantor now has or may hereafter have against either or both of the Guarantor Subsidiaries or any of its assets in connection with this Guaranty or the performance by Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (i) any right of subrogation, reimbursement or indemnification that Guarantor now has or may hereafter have against either or both of the Guarantor Subsidiaries, (ii) any right to enforce, or to participate in, any claim, right or remedy that any Guaranteed Party now has or may hereafter have against either or both of the Guarantor Subsidiaries, and (iii) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Guaranteed Party and (b) any right of contribution Guarantor now has or may hereafter have against any other guarantor of any of the Guaranteed Obligations. Guarantor further agrees that, to the extent the agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification Guarantor may have against either or both of the Guarantor Subsidiaries or against any collateral or security, and any rights of contribution Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights Guaranteed Parties may have against either or both of the Guarantor Subsidiaries, to all right, title and interest Guaranteed Parties may have in any such collateral or security, and to any right Guaranteed Parties or the other Guaranteed Parties may have against such other guarantor. Any indebtedness of either or both of the Guarantor Subsidiaries now or hereafter held by Guarantor is subordinated in right of payment to the Guaranteed Obligations.

                  7. Expenses. Guarantor agrees to pay, or cause to be paid, on demand, and to save Guaranteed Parties harmless against liability for,
(i) any and all costs and expenses (including fees, costs of settlement and disbursements of counsel and allocated costs of internal counsel) incurred or expended by any Guaranteed Party in connection with the enforcement of or preservation of any rights under this Guaranty and (ii) any and all costs and expenses (including those arising from rights of indemnification) required to be paid by Guarantor under the provisions of any Transaction Agreement.

                  8. Set Off. In addition to any other rights any Guaranteed Party may have under law or in equity, if any amount shall at any time be due and owing by Guarantor to any Guaranteed Party under this Guaranty, such Guaranteed Party is authorized at any time or from time to time, without notice (any such notice being expressly waived), to set off and to appropriate and to apply any and all indebtedness of such Guaranteed Party owing to Guarantor and any other property of Guarantor held by a Guaranteed Party to or for the credit or the account of Guarantor against and on account of the Guaranteed Obligations and liabilities of Guarantor to any Guaranteed Party under this Guaranty.

                  9. Tax Matters. Any payment made pursuant to this Guaranty shall be made free and clear of and without deduction for any and all Taxes. If Guarantor shall be required by applicable law to deduct or withhold any Taxes imposed by any taxing authority or other governmental authority from or in respect of any sum payable under this Guaranty, the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this section), such Guaranteed Party receives an amount equal to the sum it would have received had no such deductions or withholdings been required. Guarantor shall pay the full amount deducted or withheld to the relevant taxation authority or other governmental authority in accordance with applicable law and shall furnish, as soon as possible thereafter, the Guaranteed Party with the original or a certified copy of any receipt evidencing payment thereof. Guarantor further agrees to indemnify each Guaranteed Party for the full amount of Taxes to be paid by the Guaranteed Party, on or with respect to any payment by or on account of any obligation of the Guarantor hereunder and any liability (including penalties, additions to tax, interest and reasonable expenses) arising therefrom or with respect thereto, to the extent such amounts exceed the amounts that would have been borne by the Guaranteed Party had each Guarantor Subsidiary fulfilled its obligations under the Transaction Agreements. This indemnification shall be made within 10 days from the date a Guaranteed Party makes written demand therefor (which shall be presumed correct absent manifest error).

                  10. Representations and Warranties of Guarantor. Guarantor hereby represents and warrants to each Guaranteed Party as follows:

                  (a) Authority; Enforceability. Guarantor has all requisite corporate power and authority to execute this Guaranty and to consummate the transactions contemplated hereby. The execution and delivery by Guarantor of this Guaranty and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Guarantor.

                  (b) Execution; Delivery. Guarantor has duly executed and delivered this Guaranty, and this Guaranty constitutes the valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. No consent of, or registration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Guarantor in connection with the execution, delivery and performance of this Guaranty. No approval of Guarantor's shareholders or any third party is required in order for either or both of the Guarantor Subsidiaries to consummate the Merger or the other transactions contemplated by the Merger Agreement or the Principal Stockholders Agreement, or for the Guarantor to perform its obligations hereunder. This Guaranty has been executed under seal.

                  (c) No Conflicts. The execution, delivery and performance of this Guaranty by Guarantor will not constitute or result in (i) a breach or violation of, or a default under, the organizational documents of Guarantor,
(ii) a violation of any Law or Order applicable to the Guarantor or (iii) a breach or violation of, a termination (or right of termination) or a default under, the acceleration of any obligations or the creation of an Encumbrance on the assets of the Guarantor (with or without notice, lapse of time or both) pursuant to any Contract to which the Guarantor or any Subsidiary is a party or otherwise binding upon the Guarantor or any of its Subsidiaries or any of the Guarantor's Permits or Approvals.

                  (d) Litigation and Liabilities. As of the date hereof there are no Actions pending, or to the knowledge of Guarantor, threatened against Guarantor or any of its Subsidiaries, except for those that would not, individually or in the aggregate, have a material adverse effect on the ability of (i) Guarantor to perform its obligations hereunder or (ii) the Guarantor Subsidiaries to consummate the transactions contemplated by the Merger Agreement. The term "knowledge" as used in this paragraph with respect to Guarantor shall mean the knowledge of Philip Green, Terry Timms, Andrew Crowe and Eric Lardiere.

                  (e) Available Funds. Guarantor has and will continue to have available to it through the Closing all funds necessary to satisfy all of the Guarantor Subsidiaries obligations under the Merger Agreement and otherwise in connection with the Merger and the other transactions contemplated by the Merger Agreement, to repay, in full, all indebtedness of the Company that will become due and payable as a result of the consummation of the Merger, and to pay all charges and expenses required to be paid by Guarantor, Merger Sub or the Surviving Corporation pursuant to Section 6.8 of the Merger Agreement.

                  11. Covenants. Guarantor covenants and agrees that if Guarantor or any of its successors or assigns (i) shall consolidate with, amalgamate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation, amalgamation or merger or (ii) shall transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Guarantor shall assume all of its obligations set forth in this Guaranty.

                  12. Amendments and Waivers. No amendment, modification, termination or waiver of any provision of this Guaranty, and no consent to any departure by Guarantor therefrom, shall in any event be effective without the written concurrence of Guaranteed Parties and, in the case of any such amendment or modification, Guarantor. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given.

                  13. Miscellaneous. (a) The rights, powers and remedies given to Guaranteed Parties by this Guaranty are cumulative and shall be in addition to and independent of all rights, powers and remedies given to Guaranteed Parties by virtue of any statute or rule of law or in any of the Transaction Agreements or any agreement between Guarantor and one or more Guaranteed Parties or between Parent, Merger Sub and one or more Guaranteed Parties. Any forbearance or failure to exercise, and any delay by any Guaranteed Party in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

                  (b) The Section headings herein are for convenience of reference only, do not constitute part of this Guaranty and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Guaranty is made to a Section, such reference shall be to a Section of this Guaranty unless otherwise indicated. Unless otherwise indicated, whenever the words "include," "includes" or "including" are used in this Guaranty, they shall be deemed to be followed by the words "without limitation."

                  (c) In case any provision in or obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

                  (d) Guarantor agrees that irreparable damage would occur to each Guaranteed Party in the event any of the provisions of this Guaranty were not performed in accordance with the terms hereof and that each Guaranteed Party is entitled to specific performance of the terms of this Guaranty in addition to any other remedies at Law or in equity.

                  (e) Guarantor may not assign its rights or delegate it's obligations under this Guaranty, in whole or in part without the prior written consent of each Guaranteed Party. Any purported assignment or delegation in violation of the terms of this Guaranty is void. This Guaranty shall inure to the benefit of Guaranteed Parties and their respective successors and assigns. Except with respect to Guaranteed Obligations relating to (i) Article IV (Effect of the Merger on Capital Stock; Exchange of Certificates) of the Merger Agreement, which Guaranteed Obligations shall be enforceable by the holders of the Common Shares and the holders of the Series C Preferred Shares after the Effective Time, (ii) Section 6.9 (Indemnification; Directors' and Officers' Insurance) of the Merger Agreement, which Guaranteed Obligations shall be enforceable by the Indemnified Parties after the Effective Time, (iii) the last sentence of Section 4.3(b)(i) of the Merger Agreement, which Guaranteed Obligations shall be enforceable by the Principal Stockholders, and (iv) the last sentence of Section 4.3(b)(ii) of the Merger Agreement, which Guaranteed Obligations shall be enforceable by the holders of the Series C Preferred Shares, this Guaranty is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

                  (f) This Guarantee is made in connection with an international transaction in which the specification of dollars and payment in New York is of the essence, and the obligations of the Guarantor under this Guarantee to make payment to (or for the account of) the Guaranteed Parties in dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency or in another place except to the extent that such tender or recovery results in the effective receipt by the relevant Guaranteed Party in New York of the full amount of dollars payable thereto or to be deposited therein under this Guarantee or any other Transaction Agreements. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Guaranteed Party could purchase dollars with such other currency on the business day preceding that on which final judgment is given. The Guarantor's obligation in respect of any sum due from the Guarantor to the relevant Guaranteed Party hereunder shall, notwithstanding any judgment in a currency other than dollars, be discharged only to the extent that on the Business Day following its receipt or the deposit of any sum adjudged to be so due in such other currency, the relevant Guaranteed Party may, in accordance with normal banking procedures, purchase (and remit in New York, New York) dollars with such other currency; if the dollars so purchased and remitted are less than the sum originally due in dollars, the Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the relevant Guaranteed Party against such loss.

                  (g) THIS GUARANTY SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN THE STATE OF NEW YORK. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Guaranty and of the documents referred to in this Guaranty, and in respect of the transactions contemplated hereby, and hereby waive and agree not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Guaranty or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Action shall be heard and determined in such a Delaware or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.6 of the Merger Agreement or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Without limiting the generality of the preceding sentence, Guarantor hereby irrevocably appoints the registered agent of Parent in the State of Delaware, as its agent (the "Agent") for service of process in any suit, action or proceeding described above. Guarantor agrees that service of process in any such suit, action or proceeding may be made upon it at the office of the Agent. Immediately after the execution hereof, Guarantor shall provide the Company evidence of the appointment of such Agent. Guarantor waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. Guarantor represents and warrants that the Agent has agreed to act as agent for service of process, and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. The parties hereby agree that in no event shall the other parties' respective stockholders, directors or officers be liable for any claims or damages with respect to the subject matter of this Guaranty, and the parties agree not to assert any such claims or damages against the other parties' respective stockholders, directors or officers.

                  (h) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS GUARANTY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY, OR THE TRANSACTIONS CONTEMPLATED BY THIS GUARANTY. EACH PARTY CERTIFIES AND

ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

                  14. Counterparts. This Guaranty may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original for all purposes; but all such counterparts together shall constitute but one and the same instrument.

                  [remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be executed under seal by two of its duly elected directors thereunto duly authorized, and Guaranteed Parties have caused this Guaranty to be duly executed and delivered by their respective officers thereunto duly authorized, in each case as of the date first written above.



                                          MEGGITT PLC


                                          By: /s/ T TWIGGER
                                              ----------------------------------
                                              Name:  T. Twigger
                                              Title: Director

                                          By: /s/ P. E. GREEN
                                              ----------------------------------
                                              Name:  P.E. Green
                                              Title: Director



                                          FIREARMS TRAINING SYSTEMS, INC.



                                          By: /s/ RONAVAN MOHLING
                                              ----------------------------------
                                              Name:  Ronavan Mohling
                                              Title: Chairman & CEO


                            [GUARANTY SIGNATURE PAGE]

                                    CENTRE CAPITAL INVESTORS II, L.P.


                                    CENTRE CAPITAL TAX EXEMPT INVESTORS II, L.P.


                                    CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.


                                    By:  Centre Partners II, L.P., as General
                                         Partner


                                    By:  Centre Partners Management LLC,
                                         as Attorney-in-Fact


                                    By:  /s/ SCOTT PEREKSLIS
                                         ---------------------------------------
                                         Name:    Scott Perekslis
                                         Title:   Managing Director



                                    CENTRE PARTNERS COINVESTMENT, L.P.


                                    By:  Centre Partners II LLC, as General
                                         Partner


                                    By:  /s/ SCOTT PEREKSLIS
                                         ---------------------------------------
                                         Name:  Scott Perekslis
                                         Title: Managing Director
                                                Centre Partners Management, LLC,
                                                as Attorney-in-Fact



                                    CENTRE PARTNERS II, LLC


                                    By:  /s/ SCOTT PEREKSLIS
                                         ---------------------------------------
                                         Name:  Scott Perekslis
                                         Title: Centre Partners Management, LLC,
                                                as Attorney-in-Fact


                            [GUARANTY SIGNATURE PAGE]